Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORIX Corporation:

July 2, 2009

We consent to the use of our reports dated June 25, 2009, with respect to the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/     KPMG AZSA & Co.

KPMG AZSA & Co.

Tokyo, Japan